SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

24/7 REAL MEDIA, INC.
(Name of Subject Company)

24/7 REAL MEDIA, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

901314203
(CUSIP Number of Class of Securities)

David J. Moore
Chairman and Chief Executive Officer
24/7 Real Media, Inc.
132 West 31st  Street
New York, NY 10001
(212) 231-7100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

Copies to:

Ronald R. Papa, Esq.
Ori Solomon, Esq.

Proskauer Rose, LLP
1585 Broadway
New York, NY 10023
(212) 969-3000

☐  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

+This Amendment No. 6 to Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 (the “Schedule 14D-9”) initially filed by 24/7 Real Media, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 31, 2007, as amended by Amendment No. 1 to the Schedule 14D-9 filed with the SEC by the Company on June 8, 2007, Amendment No. 2 to the Schedule 14D-9 filed with the SEC by the Company on June 12, 2007, Amendment No. 3 to the Schedule 14D-9 filed with the SEC by the Company on June 15, 2007, Amendment No. 4 to the Schedule 14D-9 filed with the SEC by the Company on June 26, 2007 and Amendment No. 5 to the Schedule 14D-9 filed with the SEC by the Company on June 28, 2007, relating to the tender offer commenced by WPP Group plc, a United Kingdom public limited company (“WPP”), through its indirect wholly-owned subsidiary, TS Transaction, Inc., a Delaware corporation (the “Purchaser”), to acquire all of the outstanding Shares in exchange for $11.75 net to the sellers in cash without interest per Share, upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase dated May 31, 2007 and in the related Letter of Transmittal contained in the Schedule TO filed by WPP and Purchaser with the SEC on May 31, 2007. Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

ITEM 8. ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented as follows:

“On July 9, 2007, WPP issued a press release announcing that it will extend the subsequent offering period for its tender offer to purchase all of the outstanding Shares of the Company, at a price of $11.75 per Share in cash.  The subsequent offering period is now scheduled to expire at 5:00 p.m., New York City time, on Tuesday, July 10, 2007.  Citibank N.A., the depositary for the offer, has advised WPP that as of 5:00 p.m., New York City time, on Friday, July 6, 2007, an aggregate of 49,568,170 Shares had been tendered into the offer, including 2,447,751 Shares which remain subject to guaranteed delivery procedures, representing approximately 96.3% of the outstanding Company Shares.

The purpose of the subsequent offering period is to enable stockholders of the Company who have not yet tendered their Shares to participate in the offer and receive $11.75 per Share in cash, without interest.  WPP will promptly pay for any Shares validly tendered in the subsequent offering period.  Shares that are properly tendered may not be withdrawn during the subsequent offering period.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

24/7 REAL MEDIA, INC.

	By	/s/ Mark E. Moran
Mark E. Moran
Executive Vice President, General Counsel and Secretary

Dated: July 9, 2007